UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 June 2021

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 June 2021	Announcement Transaction in Own Shares 01 June 2021
Announcement Correction to Total Voting Rights 02 June 2021	Announcement Transaction in Own Shares 02 June 2021
Announcement Transaction in Own Shares 03 June 2021	Announcement Transaction in Own Shares 04 June 2021
Announcement Transaction in Own Shares 07 June 2021	Announcement Transaction in Own Shares 08 June 2021
Announcement Transaction in Own Shares 09 June 2021	Announcement Director/PDMR Shareholding 10 June 2021
Announcement Director/PDMR Shareholding 10 June 2021	Announcement Transaction in Own Shares 10 June 2021
Announcement Transaction in Own Shares 11 June 2021	Announcement Transaction in Own Shares 14 June 2021
Announcement Transaction in Own Shares 15 June 2021	Announcement Transaction in Own Shares 16 June 2021
Announcement Transaction in Own Shares 17 June 2021	Announcement Transaction in Own Shares 18 June 2021
Announcement Transaction in Own Shares 21 June 2021	Announcement Transaction in Own Shares 22 June 2021
Announcement Transaction in Own Shares 23 June 2021	Announcement Transaction in Own Shares 24 June 2021
Announcement Director/PDMR Shareholding 25 June 2021	Announcement Transaction in Own Shares 25 June 2021
Announcement Transaction in Own Shares 28 June 2021	Announcement Transaction in Own Shares 29 June 2021
Announcement Transaction in Own Shares 30 June 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 May 2021 consisted of 2,560,827,651 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 221,791,744 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,339,035,907 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 June 2021

Diageo plc
Transaction in Own Shares
1 June 2021

Diageo plc ('Diageo') announces today that it has purchased 110,269 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 June 2021	77,460	3,435.00	3,386.50	3,413.14	LSE
01 June 2021	9,382	3,432.00	3,388.00	3,408.64	CHIX
01 June 2021	23,427	3,430.50	3,387.00	3,411.93	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4898A_1-2021-6-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Correction to Total Voting Rights and Capital

This is a correction to the Total Voting Rights announcement dated 1 June 2021 (RNS Number: 4486A) which incorrectly stated the Company's issued share capital and total number of voting rights as at 31 May 2021.

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 May 2021 consisted of 2,560,716,650 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights.  221,791,744 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,338,924,906 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

2 June 2021

Diageo plc
Transaction in Own Shares
2 June 2021

Diageo plc ('Diageo') announces today that it has purchased 68,601 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 June 2021	47,000	3,449.50	3,420.50	3,433.04	LSE
02 June 2021	1,601	3,442.50	3,425.00	3,437.11	CHIX
02 June 2021	20,000	3,439.00	3,420.00	3,430.39	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6398A_1-2021-6-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
3 June 2021

Diageo plc ('Diageo') announces today that it has purchased 124,959 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 June 2021	99,754	3,406.00	3,366.50	3,387.79	LSE
03 June 2021	8,602	3,398.50	3,371.50	3,380.45	CHIX
03 June 2021	16,603	3,398.50	3,366.50	3,380.19	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7914A_1-2021-6-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
4 June 2021

Diageo plc ('Diageo') announces today that it has purchased 98,101 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 June 2021	58,331	3,403.50	3,385.50	3,395.48	LSE
04 June 2021	14,944	3,403.00	3,385.50	3,395.98	CHIX
04 June 2021	24,826	3,403.50	3,385.50	3,395.75	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.http://www.rns-pdf.londonstockexchange.com/rns/9436A_1-2021-6-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
7 June 2021

Diageo plc ('Diageo') announces today that it has purchased 48,420 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 June 2021	40,969	3,430.50	3,397.50	3,418.62	LSE
07 June 2021	2,105	3,410.00	3,404.00	3,406.93	CHIX
07 June 2021	5,346	3,419.50	3,401.00	3,409.34	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.http://www.rns-pdf.londonstockexchange.com/rns/0834B_1-2021-6-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
8 June 2021

Diageo plc ('Diageo') announces today that it has purchased 88,744 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 June 2021	74,943	3,445.00	3,393.00	3,422.89	LSE
08 June 2021	5,320	3,411.50	3,396.00	3,405.97	CHIX
08 June 2021	8,481	3,414.50	3,397.00	3,406.62	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2269B_1-2021-6-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
9 June 2021

Diageo plc ('Diageo') announces today that it has purchased 55,336 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 June 2021	45,069	3,448.50	3,414.00	3,431.65	LSE
09 June 2021	2,093	3,435.00	3,418.00	3,427.32	CHIX
09 June 2021	8,174	3,436.50	3,415.00	3,427.12	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3895B_1-2021-6-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.55	239
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 June 2021, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 June 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.65	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.65	3
		2.	Nil	1
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.65	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.65	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.65	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.65	4
		2.	Nil	2
e)	Date of transaction	2021-06-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.65	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo plc
Transaction in Own Shares
10 June 2021

Diageo plc ('Diageo') announces today that it has purchased 85,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 June 2021	60,000	3,471.50	3,438.50	3,453.02	LSE
10 June 2021	10,000	3,466.50	3,445.50	3,451.53	CHIX
10 June 2021	15,000	3,471.50	3,441.00	3,452.40	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5514B_1-2021-6-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
11 June 2021

Diageo plc ('Diageo') announces today that it has purchased 105,383 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 June 2021	75,000	3,472.00	3,433.50	3,446.05	LSE
11 June 2021	10,000	3,445.00	3,433.50	3,439.06	CHIX
11 June 2021	20,383	3,464.50	3,433.00	3,441.06	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7014B_1-2021-6-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
14 June 2021

Diageo plc ('Diageo') announces today that it has purchased 102,927 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 June 2021	82,868	3,449.00	3,420.00	3,434.33	LSE
14 June 2021	5,449	3,447.50	3,425.50	3,431.79	CHIX
14 June 2021	14,610	3,447.50	3,422.00	3,432.35	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8547B_1-2021-6-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
15 June 2021

Diageo plc ('Diageo') announces today that it has purchased 24,875 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 June 2021	24,875	3,482.50	3,450.00	3,463.91	LSE
15 June 2021	0	0.00	0.00	0.00	CHIX
15 June 2021	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0058C_1-2021-6-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
16 June 2021

Diageo plc ('Diageo') announces today that it has purchased 72,465 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 June 2021	70,000	3,508.00	3,478.50	3,493.48	LSE
16 June 2021	0	0.00	0.00	0.00	CHIX
16 June 2021	2,465	3,495.00	3,482.00	3,487.81	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1579C_1-2021-6-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
17 June 2021

Diageo plc ('Diageo') announces today that it has purchased 109,813 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 June 2021	66,176	3,465.50	3,430.50	3,443.50	LSE
17 June 2021	11,097	3,467.00	3,432.50	3,444.67	CHIX
17 June 2021	32,540	3,467.00	3,430.00	3,443.63	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3055C_1-2021-6-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
18 June 2021

Diageo plc ('Diageo') announces today that it has purchased 99,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 June 2021	70,000	3,506.50	3,456.00	3,473.95	LSE
18 June 2021	9,000	3,488.00	3,457.50	3,470.72	CHIX
18 June 2021	20,000	3,497.50	3,455.50	3,472.39	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4515C_1-2021-6-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
21 June 2021

Diageo plc ('Diageo') announces today that it has purchased 70,315 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 June 2021	69,939	3,497.50	3,448.00	3,476.86	LSE
21 June 2021	376	3,463.00	3,463.00	3,463.00	CHIX
21 June 2021	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6089C_1-2021-6-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
22 June 2021

Diageo plc ('Diageo') announces today that it has purchased 46,588 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 June 2021	39,000	3,513.50	3,485.50	3,503.50	LSE
22 June 2021	1,890	3,501.00	3,487.00	3,495.70	CHIX
22 June 2021	5,698	3,506.50	3,486.00	3,495.44	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.http://www.rns-pdf.londonstockexchange.com/rns/7601C_1-2021-6-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
23 June 2021

Diageo plc ('Diageo') announces today that it has purchased 84,709 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 June 2021	58,000	3,535.50	3,495.00	3,509.01	LSE
23 June 2021	1,408	3,522.00	3,503.50	3,516.74	CHIX
23 June 2021	25,301	3,528.50	3,496.50	3,508.03	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.http://www.rns-pdf.londonstockexchange.com/rns/9081C_1-2021-6-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
24 June 2021

Diageo plc ('Diageo') announces today that it has purchased 111,761 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 June 2021	71,000	3,504.00	3,483.00	3,492.26	LSE
24 June 2021	5,761	3,503.00	3,484.00	3,494.10	CHIX
24 June 2021	35,000	3,504.00	3,483.50	3,492.12	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0683D_1-2021-6-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 24 June 2021, Kathryn Mikells exercised options under The Diageo 2014 Long Term Incentive Plan.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

25 June 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under The Diageo 2014 Long Term Incentive Plan. 2. Sale of Ordinary shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£21.13	1,037
		2.	£34.87	643
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-06-24
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo plc
Transaction in Own Shares
25 June 2021

Diageo plc ('Diageo') announces today that it has purchased 109,723 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 June 2021	88,000	3,485.50	3,459.50	3,473.16	LSE
25 June 2021	6,093	3,477.00	3,461.00	3,467.93	CHIX
25 June 2021	15,630	3,479.00	3,460.00	3,467.40	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2253D_1-2021-6-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
28 June 2021

Diageo plc ('Diageo') announces today that it has purchased 60,456 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 June 2021	46,427	3,488.50	3,472.00	3,481.67	LSE
28 June 2021	2,759	3,486.50	3,474.00	3,479.15	CHIX
28 June 2021	11,270	3,486.50	3,473.50	3,479.84	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.http://www.rns-pdf.londonstockexchange.com/rns/3852D_1-2021-6-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
29 June 2021

Diageo plc ('Diageo') announces today that it has purchased 63,645 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 June 2021	63,645	3,515.00	3,488.50	3,500.88	LSE
29 June 2021	0	0.00	0.00	0.00	CHIX
29 June 2021	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5451D_1-2021-6-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo plc
Transaction in Own Shares
30 June 2021

Diageo plc ('Diageo') announces today that it has purchased 107,862 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 12 May 2021, as announced on 12 May 2021:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 June 2021	82,128	3,505.00	3,459.50	3,488.53	LSE
30 June 2021	10,741	3,493.50	3,467.00	3,479.62	CHIX
30 June 2021	14,993	3,495.00	3,465.00	3,481.59	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7315D_1-2021-6-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 1 July 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary